                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                 SCHEDULE 13G

                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)


                               IFCO SYSTEMS N.V.
-----------------------------------------------------------------------------
                               (Name of Issuer)

              Ordinary Shares - Nominal Value Two Euros Per Share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   N4396110
-----------------------------------------------------------------------------
                                (CUSIP Number)

                                 March 8, 2000
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)
----------

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                      13G

  CUSIP No. N4396110                                   Page 1 of 5 Cover Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities Only)


      SCHOELLER LOGISTIC TECHNOLOGIES HOLDING GmbH
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      GERMANY
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          20,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          20,000,0000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      20,000,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      46.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------


                              Page 2 of 11 Pages

                                     13G

  CUSIP No.  N439110                                 Page 2 of 5 Cover Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Schoeller Logistics Industries GmbH
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          21,000,000 (See Note 1 below.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          21,000,000 (See Note 1 below.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      21,000,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      49.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

(1) Represents 20,000,000 Ordinary Shares and 1,000,000 options to purchase Ordinary Shares during the Period commencing March 8, 2000 and ending March 8, 2010.

                              Page 3 of 11 Pages

                                      13G
  CUSIP No.  N439110                                 Page 2 of 5 Cover Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Schoeller Holding GmbH
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          21,000,000 (See Note 1 below.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          21,000,000 (See Note 1 below.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      21,000,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      49.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

(1) Represents 20,000,000 Ordinary Shares and 1,000,000 options to purchase Ordinary Shares during the Period commencing March 8, 2000 and ending March 8, 2010.

                              Page 4 of 11 Pages

                                      13G
  CUSIP No.  N439110                                 Page 5 of 5 Cover Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(Entities Only)


      Martin A. Schoeller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          350,000 (See Note 1 below.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             21,000,000 (See Note 2 Below.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          350,000 (See Note 1 below.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          21,000,000 (See Note 2 Below.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      21,350,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      49.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------
(1) Represents 50,000 Ordinary Shares and 300,000 options to purchase Ordinary Shares during the period commencing on March 8, 2000 and ending on March 8, 2010.

(2) Represents 20,000,000 Ordinary Shares and 1,000,000 options to purchase Ordinary Shares during the period commencing March 8, 2000 and ending March 8, 2010.

                              Pages 5 of 11 Pages

                                      13G
  CUSIP No.  N439110                                 Page 5 of 5 Cover Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


      Christoph Schoeller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          300,000 (See Note 1 below.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             21,000,000 (See Note 2 Below.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          300,000 (See Note 1 below.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          21,000,000 (See Note 2 Below.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      21,300,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      49.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

(1) Represents options to purchase Ordinary Shares during the period commencing on March 8, 2000 and ending on March 8, 2010.
(2) Represents 20,000,000 Ordinary Shares and 1,000,000 options to purchase Ordinary Shares during the period commencing March 8, 2000 and ending March 8, 2010.

                              Pages 6 of 11 Pages

Item 1(a)      Name of Issuer:

               IFCO Systems, N.V.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Amsteldijk 166
               1079 LH, Amsterdam
               The Netherlands

Item 2(a)      Name of Person Filing

     This statement is filed by:

          (i) Schoeller Logistic Technologies Holding GmbH ("SLT"), with respect to the Ordinary Shares directly owned by it.

         (ii) Schoeller Logistics Industries GmbH ("SLI") with respect to its options to purchase Ordinary Shares and with respect to Ordinary Shares owned by SLT by virtue of being the controlling shareholder of SLT.

        (iii) Schoeller Holding GmbH ("Holding") with respect to Ordinary Shares owned by SLT and options to purchase Ordinary Shares owned by SLI, by virtue of being the controlling shareholder of SLI which, in turn, is the controlling shareholder of SLT.

         (iv) Martin Schoeller with respect to Ordinary Shares and options to purchase Ordinary Shares directly owned by him, and with respect to Ordinary Shares owned by SLT and options to purchase Ordinary Shares owned by SLI as the joint controlling shareholder of Holding.

          (v) Christoph Schoeller with respect to options to purchase Ordinary Shares directly owned by him, and with respect to Ordinary Shares owned by SLT and options to purchase Ordinary Shares owned by SLI as the joint controlling shareholder of Holding.

     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the business office of each Reporting Person is:

               Zugspitzstrasse 15
               82049 Pullach
               Germany

Item 2(c)      Citizenship

               The citizenship of each Reporting Person is as follows:

               SLT - Germany
               SLI - Germany
               Holding - Germany
               Martin Schoeller - Switzerland
               Christoph Schoeller - Switzerland

                              Page 7 of 11 Pages

----------------

Item 2(d)      Title of Class of Securities:

               Ordinary Shares - Nominal Value Two Euros per Share

Item 2(e)      CUSIP Number:

               N4396110

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a)    [_]   Broker or dealer registered under Section 15 of the
                        Exchange Act;
           (b)    [_]   Bank as defined in Section 3(a)(6) of the Exchange
                        Act;
           (c)    [_]   Insurance company as defined in Section 3(a)(19) of
                        the Exchange Act;
           (d)    [_]   Investment company registered under Section 8 of the
                        Investment Company Act;
           (e)    [_]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);
           (f)    [_]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);
           (g)    [_]   Parent Holding Company or control person in accordance
                        with Rule 13d-1 (b)(1)(ii)(G),
           (h)    [_]   Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
           (i)    [_]   Church Plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940,

           (j)    [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

           SLT provides this information on Page 2.

           SLI provides this information on Page 3.

           Holding provides this information on Page 4.

           Martin Schoeller provides this information on Page 5.

           Christoph Schoeller provides this information on Page 6.

                              Page 8 of 11 Pages

         The approximate aggregate percentage of Ordinary Shares indicated on the cover page of each Reporting Person is based upon 42,733,985 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of May 31, 2000 as represented by the Issuer in its Form 20-F filed June 14, 2000.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         (a) SLI, as the controlling Shareholder of SLT, has the power to direct the officers of SLT including decisions respecting the disposition of proceeds from the sale of the Ordinary Shares held by SLT.

         (b) Holding, as the controlling Shareholder of SLI, has the power to direct the officers of SLI including decisions respecting the of disposition of proceeds from the sale of the Ordinary Shares held by SLT, and the disposition of options to purchase Ordinary Shares held by SLI.

         (c) Martin Schoeller and Christoph Schoeller, as the controlling shareholders of Holding, share jointly the power to direct the affairs of Holding and ultimately, through Holding and SLI, decisions respecting the dispositions of proceeds from the sale of Ordinary Shares held by SLT and options to purchase Ordinary Shares held by SLI.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Item 2.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         Not applicable

                              Page 9 of 11 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 15, 2001

                                          SCHOELLER LOGISTIC TECHNOLOGIES
                                            HOLDING GMBH


                                          By: /s/ Martin A. Schoeller
                                             --------------------------------
                                             Name:  Martin A. Schoeller
                                             Title: Managing Director


                                          SCHOELLER LOGISTICS INDUSTRIES GMBH


                                          By: /s/ Christoph Schoeller
                                             --------------------------------
                                             Name:  Christoph Schoeller
                                             Title: Managing Director


                                          SCHOELLER HOLDING GMBH

                                               /s/ Martin A. Schoeller
                                          By: -------------------------------
                                              Name:  Martin A. Schoeller
                                              Title: Managing Director


                                          /s/ Martin A. Schoeller
                                          ----------------------------------
                                                    Martin A. Schoeller


                                          /s/ Christoph Schoeller
                                          ----------------------------------
                                                  Christoph Schoeller

                              Page 10 of 11 Pages

                                   Exhibit A

                            JOINT FILING AGREEMENT

    The undersigned hereby agree that this statement on Schedule 13G, dated February 15, 2001 and any further amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of February 15, 2001

                                          SCHOELLER LOGISTIC TECHNOLOGIES
                                            HOLDING GMBH


                                          By: /s/ Martin A. Schoeller
                                             --------------------------------
                                             Name:  Martin A. Schoeller
                                             Title: Managing Director


                                          SCHOELLER LOGISTICS INDUSTRIES GMBH


                                          By: /s/ Christoph Schoeller
                                             --------------------------------
                                             Name:  Christoph Schoeller
                                             Title: Managing Director


                                          SCHOELLER HOLDING GMBH

                                               /s/ Martin A. Schoeller
                                          By: -------------------------------
                                              Name:  Martin A. Schoeller
                                              Title: Managing Director


                                          /s/ Martin A. Schoeller
                                          ----------------------------------
                                                    Martin A. Schoeller


                                          /s/ Christoph Schoeller
                                          ----------------------------------
                                                  Christoph Schoeller

                              Page 11 of 11 Pages